Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy to acquire TotalEnergies’ Canadian operations for $1.468 billion

All financial figures are in Canadian dollars, unless noted otherwise

•	Includes a 31.23% working interest in the Fort Hills project, with Suncor now owning 100%

•	Adds 61,000 barrels per day of bitumen production capacity, 675 million barrels of 2P reserves

•	Secures additional long-term bitumen supply to fill Suncor’s Base Plant upgraders

Calgary, Alberta (October 4, 2023) – Suncor Energy (TSX: SU) (NYSE: SU) announced today that it has agreed to purchase TotalEnergies EP Canada Ltd., which holds a 31.23% working interest in the Fort Hills oil sands mining project (Fort Hills) for $1.468 billion. The acquisition adds 61,000 barrels per day of net bitumen production capacity and 675 million barrels of proved and probable reserves to Suncor’s existing oil sands portfolio. Regulatory approvals have been received and, subject to closing, the transaction will have an effective date of April 1, 2023.

“The transaction secures additional long-term bitumen supply to fill our Base Plant upgraders at a competitive supply cost, addressing a key uncertainty for the company and adding long-term shareholder value,” said Rich Kruger, President and Chief Executive Officer. “With 100% ownership of Fort Hills we will pursue opportunities to create additional value through regional synergies and basin-wide management of our unparalleled, integrated oil sands asset base. This transaction is aligned with our strategy to wholly own and operate long-life strategic assets.”

Specifically, upon closing of the transaction, Suncor will own 100% of Fort Hills, which along with its 100% ownership of Firebag and MacKay River in-situ assets, provides the company with additional long-life, physically-integrated bitumen supply to maximize the utilization of its wholly-owned Base Plant upgraders post the end of the Base Mine life.

The additional interest acquired in this asset will be subject to the company’s objective of achieving net zero greenhouse gas emissions from operations by 2050.

Suncor engaged J.P. Morgan Securities Canada to act as its exclusive financial advisor and Blake Cassels and Graydon LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP as its legal advisors on the transaction.

Legal Advisory – Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends. Forward-looking statements in this news release include Suncor’s expectations regarding the transaction to purchase TotalEnergies’ remaining Canadian operations, including the timing of the transaction, the expected benefits therefrom, the reserves associated with the transaction, and the impact the transaction will have with respect to the use of the Base Plant upgraders post the end of the Base Mine life as well as statements regarding Suncor’s objective to have net zero greenhouse gas emissions from operations by 2050. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3

Suncor’s Management’s Discussion and Analysis for the second quarter of 2023 dated August 14, 2023, its Annual Information Form, Annual Report to Shareholders and Form 40-F, each dated March 6, 2023, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by e-mail request to invest@suncor.com; by calling (800) 558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedarplus.ca or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Reserves

Reserves information presented herein is presented as TotalEnergies EP Canada Ltd.'s working interests in the Fort Hills project, and are at December 31, 2022. Reserves data is based upon evaluations conducted by independent qualified reserves evaluators. The Fort Hills reserves of 0.7 billion barrels is based upon evaluations conducted by GLJ Ltd. in its report dated February 17, 2023. The estimates of reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties, due to the effects of aggregation.

Suncor Energy is Canada's leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power and renewable fuels. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability North American Index, FTSE4Good Index and CDP. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange and the New York Stock Exchange.

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